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                                                                      Exhibit 3

                                                               November 17, 1998

Dear Shareholder:

  I am pleased to inform you that on November 16, 1998, following discussions with the Special Committee of the Board of Directors of Citizens Corporation (the "Company"), Allmerica Financial Corporation ("AFC"), through its subsidiary Citizens Acquisition Corporation ("Purchaser"), amended its previously commenced tender offer for all of the outstanding shares (the "Shares") of the Company's common stock not owned by AFC or its subsidiaries, to increase the price to be paid in the tender offer to $33.25 per Share, net to the seller in cash.

  The consummation of the tender offer is conditioned upon, among other things, the valid tender of a number of Shares which, when added to the number of Shares already owned by AFC or its subsidiaries, would constitute at least 90% of the total number of Shares outstanding. AFC has stated that, following consummation of the tender offer, it intends to effect a merger of Purchaser and the Company, in which any Shares not purchased in the tender offer will be converted into the right to receive $33.25 per Share in cash. Immediately prior to making the tender offer, AFC, through certain of its subsidiaries, owned approximately 83% of the outstanding Shares.

  Your Board of Directors established the Special Committee of three independent directors, each without any affiliation with AFC except as directors of the Company, to review, evaluate, and, if advisable, negotiate on behalf of the Company with respect to, the tender offer.

  THE SPECIAL COMMITTEE HAS UNANIMOUSLY DETERMINED THAT THE TENDER OFFER IS FAIR TO AND IN THE BEST INTERESTS OF THE PUBLIC SHAREHOLDERS OF THE COMPANY. ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC SHAREHOLDERS OF THE COMPANY ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendation, the Special Committee gave careful consideration to the factors referred to in the attached Schedule 14D-9. Among other things, the Special Committee considered the opinion of Merrill Lynch & Co., its independent financial advisor, to the effect that the price of $33.25 per Share offered in the tender offer was fair to the public shareholders of the Company from a financial point of view.

  I urge you to consider the recommendation of the Special Committee and read the enclosed materials carefully in deciding whether to tender your Shares.

                                      Sincerely,

                                      /s/ James A. Cotter, Jr.

                                      James A. Cotter, Jr.
                                      Chairman of the Special Committee
                                      of the Board of Directors